Exhibit 12.1

WELBILT, INC.

COMPUTATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

	Fiscal Year Ended December 31,
	2017		2016		2015		2014		2013
(Dollars in millions, except ratio)

Earnings before income taxes	$118.8		$104.8		$196.4		$185.7		$204.6
Fixed charges	97.9		95.7		7.6		7.3		6.4
Earnings available for fixed charges	$216.7		$200.5		$204.0		$193.0		$211.0

Interest expense(1)(2)	$86.9		$85.2		$1.4		$1.3		$1.0
Amortization of debt issuance costs	5.4		4.8		—		—		—
Interest portion of rental expense(3)	5.6		5.7		6.2		6.0		5.4
Total fixed charges	$97.9		$95.7		$7.6		$7.3		$6.4

Ratio of earnings to fixed charges	2.2	x	2.1	x	26.8	x	26.4	x	33.0	x

(1)
The increased interest expense in 2017 and 2016 was due to the issuance of $1,400.0 million of long-term debt as a result of the separation from the former parent company in the first quarter of 2016. Interest expense for the years ended December 31, 2015, 2014 and 2013 was primarily related to the financing costs on capital lease arrangements.

(2)	Excludes interest associated with uncertain tax positions, which is recorded within income tax expense.

(3)	One-third of rent expense is the portion deemed representative of the interest factor.